UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-13859

(Check One):    ☒    Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________.

PART I — REGISTRANT INFORMATION

Full Name of Registrant        American Greetings Corporation

Former Name if Applicable    __________________________________

Address of principal executive office (Street and number)

One American Road

City, state and zip code        Cleveland, Ohio 44144

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the year ended February 28, 2014 (the “Form 10-K”) of American Greetings Corporation (the “Company”) cannot be filed by the prescribed date because the Company requires additional time to finalize its financial reporting surrounding the accounting for income taxes to be included in the annual financial statements to be presented in the Form 10-K.

The principal factors contributing to the delay were as follows:

•	the significant complexity created as a result of the Company’s recently completed going private transaction; and

•	insufficient tax resources to properly execute the Company’s review procedures required to maintain effective controls and ensure complete and accurate tax accounting, which was caused by recent staff turnovers, including during the year-end closing cycle.

Until the Company finalizes its accounting for income taxes, the Company will be unable to file the Form 10-K. The delay could not be eliminated without unreasonable effort or expense. The Company currently anticipates that it will be able to finalize financial reporting surrounding the accounting for income tax in time for the Company to file the Form 10-K within the 15-day extension provided by Rule 12b-25. However, there can be no assurance that the Company will be able to file the Form 10-K within such 15-day period.

In addition, the Company expects to report in the Form 10-K a material weakness in its internal control over financial reporting in connection with accounting for income tax. The Company is determining the steps necessary to remediate the material weakness.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Haffke	(216) 252-7300
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Greetings Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN GREETINGS CORPORATION

By: /s/ Christopher W. Haffke
Date: May 29, 2014	Name: Christopher W. Haffke
Title: General Counsel and Secretary